FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2006

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F       ☒             Form 40-F       ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       ☐             No       ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Resolutions of National Bank of Greece’s

second Repeat General Meeting of Shareholders

National Bank of Greece announces that the second Repeat General Meeting of its Shareholders was held on 3 February 2006 at Megaro Mela. The General Meeting convened with a quorum of 36.24% of the Bank’s paid up share capital and, following introduction and presentation of the reports set out in detail hereinbelow and their conclusions as regards the proposed merger through the absorption of National Real Estate S.A. by National Bank of Greece S.A. and the terms thereof, adopted the following resolutions:

1. Merger through the absorption of National Real Estate S.A. by National Bank of Greece S.A., more specifically approved: (a) the relevant Draft Merger Agreement dated 13.10.2005, (b) the individual and the combined pro-forma transformation balance sheet and income statement of the Bank as at 31.7.2005, (c) PricewaterhouseCoopers chartered auditor G. Samothrakis’ report dated 17.10.2005 certifying the book value of the Bank’s assets as at the transformation date (31.7.2005) for the purposes of article 2 of Law 2166/1993, as amended, (d) PricewaterhouseCoopers chartered auditor K. Riris’s report, dated 31.10.2005, for the purposes of article 327 of the Codified Athens Exchange Regulation, in which (report) also an opinion is rendered on the fairness and reasonableness of the share exchange ratio (i.e. 15 shares of the absorbed for 2 shares of the absorbing) and (e) the Bank’s BoD report on the Draft Merger Agreement, as above, pursuant to article 69, paragraph 4 of Companies’ Act 2190/1920. The said resolution was voted for by shareholders representing 121,950,104 shares, corresponding to 99.98% of the voting shares represented in the Meeting, and against by shareholders representing

25 shares, with abstentions representing 26,821 shares. It is noted that in line with National Bank’s business plan, following completion of the said merger, spin-off of the absorbed company’s warehousing business is also pursued within a reasonable time period, during which the warehousing business shall be monitored separately for the purposes of the spin-off.

2. Cancellation, pursuant to Companies’ Act 2190/1920, Article 75, paragraph 4, of 78,144,245 shares of the absorbed National Real Estate S.A. owned by the absorbing National Bank of Greece. The said resolution was voted for by shareholders representing 121,950,104 shares, corresponding to 99.98% of the voting shares represented in the Meeting, and against by shareholders representing 25 shares, with abstentions representing 26,821 shares.

3. Increase in the share capital of National Bank of Greece by Euro eighty million six hundred seventy one thousand six hundred forty four (€80,671,644) in total through the issue of two million six hundred seventy thousand three hundred sixty seven (2,670,367) new shares of a new nominal value of Euro five (€5), to be distributed to the remaining shareholders, other than the absorbing National Bank of Greece, of the absorbed National Real Estate S.A. pursuant to the said merger, and through an increase in the nominal value of the absorbing National Bank of Greece’s existing shares from Euro four and eighty cents (€4.80) to Euro five (€5), from capitalization of reserves. Pursuant to the provisions set out hereinabove and to the provisions of the signed Draft Agreement, as above, approved by the General Meeting, following completion of the merger National Bank’s share capital shall amount to a total of Euro one billion six hundred ninety six million three hundred forty seven thousand sixty shares (€1,696,347,060) divided into three hundred thirty nine million two hundred sixty nine thousand four hundred twelve (339,269,412) common registered shares of a nominal value of euro five (€5) each. The said resolution was voted for by shareholders representing 121,950,104 shares, corresponding to 99.98% of the voting shares represented in the Meeting, and against by shareholders representing 25 shares, with abstentions representing 26,821 shares.

4. Amendment of the Articles of National Bank of Greece’s Articles of Association relevant to the said merger and share capital increase, and of Articles 22 and 23 of National Bank of Greece’s Articles of Association (regarding the Bank’s BoD and representation). The said resolution was voted for by shareholders representing 118,898,443 shares, corresponding to 97.48% of the voting shares represented in the Meeting, and against by shareholders representing 986,518 shares, with abstentions representing 2,091,989 shares.

5. Approval of the BoD acts regarding the said merger and irrevocable authorization to the BoD for settlement of fractional rights that may result from the capital increase and share exchange. The said resolution was voted for by shareholders representing 121,950,104 shares, corresponding to 99.98% of the voting shares represented in the Meeting, and against by shareholders representing 25 shares, with abstentions representing 26,821 shares.

6. Appointment of Bank representatives to execute the notarial contract of the merger through the absorption of National Real Estate S.A. by National Bank of Greece S.A., sign declarations and any other documents necessary for the completion of the merger. The said resolution was voted for by shareholders representing 121,950,104 shares, corresponding to 99.98% of the voting shares represented in the Meeting, and against by shareholders representing 25 shares, with abstentions representing 26,821 shares.

7. The issue, directly by National Bank and/or a special purpose subsidiary thereof, with National Bank’s guarantee in the latter case, of bond loan(s) up to € 6,000,000,000. The said resolution was voted for by shareholders representing 121,227,020 shares, corresponding to 99.38% of the voting shares represented in the Meeting, and against by shareholders representing 562 shares, with abstentions representing 749,368 shares.

Athens, 3 February 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Date : 3rd February, 2006	/s/ Ioannis Pehlivanidis
(Registrant)
Deputy Chief Executive Officer